Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DATE OF BOARD MEETING

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”) announces that a meeting of the Board will be held on Monday, November 14, 2022, for the purpose of considering and approving, inter alias, the unaudited financial results of the Company for the three months ended September 30, 2022 and its publication.

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Monday, November 14, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://dooyle.zoom.us/j/88478292986?pwd=RTVoazJkQytrWnl5R1FkOTBFdlkyUT09

Meeting Number: 884 7829 2986

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States Toll Free:	833 548 0276 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China (Charge Fees):	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or+33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

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Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 2, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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